Exhibit d(3)(b)

PACIFIC FUNDS
FEE SCHEDULE
INVESCO FUNDS GROUP, INC.
(Effective January 1, 2004)

Funds: PF INVESCO Health Sciences and PF INVESCO Technology

     The Adviser will pay to the Fund Manager a monthly fee based on an annual percentage of the average daily net assets of PF INVESCO Health Sciences Fund and the PF INVESCO Technology Fund according to the following calculation:

(a)	0.500% on the first $100 million of the Combined Assets as defined below,
0.475% on the next $150 million of the Combined Assets, plus
0.450% on the next $250 million of the Combined Assets, plus
0.425% on Combined Assets above $500 million; multiplied by

(b)	the ratio of each Fund’s average daily net assets over the Combined Assets.

For purposes of the above calculations, “Combined Assets” means the sum of the average daily net assets of the PF INVESCO Health Sciences Fund and PF INVESCO Technology Fund and the average daily net assets of the Financial Services Portfolio, Health Sciences Portfolio and Technology Portfolio of Pacific Select Fund.

All Funds: Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.

     IN WITNESS WHEREOF, the parties hereto have caused this Fee Schedule to be executed as of December 4, 2003.

PACIFIC LIFE INSURANCE COMPANY

Attest:	/s/ DIANE N. LEDGER	By: /s/ THOMAS C. SUTTON

Name:	Diane N. Ledger	Name:	Thomas C. Sutton
Title:	Vice President	Title:	Chairman & Chief Executive Officer

Attest:	/s/ DIANE N. LEDGER	By: /s/ AUDREY L. MILFS

Name:	Diane N. Ledger	Name:	Audrey L. Milfs
Title:	Vice President	Title:	Vice President and Secretary

INVESCO FUNDS GROUP, INC.

Attest:		By:	/s/ GLEN A. PAYNE

Name:		Name:	Glen A. Payne
Title:		Title:	Sr. Vice President

PACIFIC SELECT FUND

Attest:	/s/ DIANE N. LEDGER	By:	/s/ THOMAS C. SUTTON

Name:	Diane N. Ledger	Name:	Thomas C. Sutton
Title:	Vice President	Title:	Chairman & Chief Executive Officer